SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549
                             ________________

                               SCHEDULE 13G
                             ________________

          INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
                 UNDER THE SECURITIES EXCHANGE ACT OF 1934



                           THE CIT GROUP, INC.
                            (NAME OF ISSUER)

                    Class A Common Stock, $.01 par value
                       (TITLE OF CLASS OF SECURITIES)

                                 125577106
                              (CUSIP NUMBER)







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13G

CUSIP No. 125577106
_____________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
          THE DAI-ICHI KANGYO BANK, LIMITED
_____________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                    (a)  [ ]
                                                                    (b)  [x]
_____________________________________________________________________________
     (3)  SEC USE ONLY

_____________________________________________________________________________
     (4)  CITIZENSHIP OR PLACE OF ORGANIZATION
             Japan
_____________________________________________________________________________

NUMBER OF      (5)  SOLE VOTING POWER
                       126,000,000
SHARES         ______________________________________________________________

BENEFICIALLY   (6)  SHARED VOTING POWER
                       0
OWNED BY       ______________________________________________________________

EACH           (7)  SOLE DISPOSITIVE POWER
                       126,000,000
REPORTING      ______________________________________________________________

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                       0
_____________________________________________________________________________
     (9)  AGGREGATE AMOUNT BENEFICIALLY OWNED
          BY EACH REPORTING PERSON
             126,000,000
_____________________________________________________________________________
    (10)  CHECK BOX IF THE AGGREGATE AMOUNT
          IN ROW (9) EXCLUDES CERTAIN SHARES                             [ ]
_____________________________________________________________________________
    (11)  PERCENT OF CLASS REPRESENTED
          BY AMOUNT IN ROW (9)
                  77.7%
_____________________________________________________________________________
    (12)  TYPE OF REPORTING PERSON
             HC
_____________________________________________________________________________


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13G

ITEM 1(a).  NAME OF ISSUER:  THE CIT GROUP, INC.

ITEM 1(b).  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
               1211 Avenue of the Americas, New York, New York  10036

ITEM 2(a).  NAME OF PERSON FILING:
               The Dai-Ichi Kangyo Bank, Limited ("DKB")

ITEM 2(b).  ADDRESS OF PRINCIPAL OFFICE OR, IF NONE, RESIDENCE:
               1-5, Uchisaiwaicho, 1-chome, Chiyoda-ku,
               Tokyo 100, Japan

ITEM 2(c).  CITIZENSHIP:
                Japan

ITEM 2(d).  TITLE OF CLASS OF SECURITIES:  Class A Common Stock, $.01 par value


ITEM 2(e).  CUSIP NUMBER:
               125577106

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b), OR 13d-2(b), CHECK WHETHER THE PERSON FILING IS A:

          (a) [ ] Broker or dealer registered under Section 15 of the Act

          (b) [ ]   Bank as defined in Section 3(a)(6) of the Act

          (c) [ ] Insurance Company as defined in Section 3(a)(19) of the Act

          (d) [ ] Investment Company registered under Section 8 of the Investment Company Act

          (e) [ ] Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940

          (f) [ ] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see Rule 13d-1(b)(1)(ii)(F)

          (g) [ ] Parent Holding Company, in accordance with Rule 13d-1(b)(ii)(G); see item 7

          (h) (  )  Group, in accordance with Rule 13d-1(b)(1)(ii)(H)

           Not applicable.

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13G

ITEM 4.   OWNERSHIP.

          (a)  Amount beneficially owned:

               DKB does not directly own any shares of Class A Common Stock. By reason of the provisions of Rule 13d-3 of the Act, DKB may be deemed, through its ownership of 126,000,000 shares of Class B Common Stock, which are convertible into an equal number of shares of Class A Common Stock pursuant to the Issuer's Amended and Restated Certificate of Incorporation, to beneficially own 126,000,000 shares of Class A Common Stock.

          (b)  Percent of class:

               Based on its ownership of 126,000,000 shares of Class B Common Stock, DKB may be deemed to beneficially own 77.7% of the Common Stock, consisting of the Class A Common Stock and Class B Common Stock (based on 162,225,000 shares of Common Stock outstanding).

          (c)  Number of shares as to which such person has:

               (i)  sole power to vote or to direct the vote:
                       126,000,000
               (ii) shared power to vote or to direct the vote:
                       0
               (iii) sole power to dispose or to direct the disposition of:
                       126,000,000
               (iv) shared power to dispose or to direct the disposition of:
                       0

ITEM 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.
             Not applicable.

ITEM 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.
             Not applicable

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.
             Not applicable.

ITEM 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.
             Not applicable.

ITEM 9.   NOTICE OF DISSOLUTION OF GROUP.
             Not applicable.

ITEM 10.  CERTIFICATION.
             Not applicable.

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                                   SIGNATURE

          After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.




                                        February 5, 1998



                                        /s/ Naoto Takano
                                        Naoto Takano, as
                                        Assistant General Manager, IPCD
                                          of The Dai-Ichi Kangyo Bank, Limited


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